

August 28, 2013

Via E-mail
Jason Kulas
Chief Financial Officer
Santander Drive Auto Receivables LLC
8585 North Stemmons Freeway, Suite 1100-N
Dallas, Texas 75247

> **Re: Santander Drive Auto Receivables Trust 2010-1**
> **Santander Drive Auto Receivables Trust 2010-2**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **File Nos. 333-139609-04, 333-139609-06**

Dear Mr. Kulas:

We have reviewed your response. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to our comments, we may have additional comments.

Exhibits 33.1 to the Forms 10-K for Santander Drive Auto Receivables Trusts 2010-1 & 2010-2

1. We note that you have provided disclosure in the body of the draft version of the amended Form 10-K identifying the servicing criteria for which you used vendors to perform certain activities and confirming that you take responsibility for assessing compliance with these servicing criteria. Please provide similar disclosure in the servicer's 1122 assessment report.

Exhibits 34.1 to the Forms 10-K for Santander Drive Auto Receivables Trusts 2010-1 & 2010-2

2. We note that the draft version of the amended attestation is dated August 6, 2013, for Items 1122(d)(1)(ii) and 1122(d)(4)(ii). Please revise to include Item 1122(d)(3)(i)(C) since the identified material instance of noncompliance relates to it or explain why its inclusion is not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Hughes Bates, Attorney-Advisor at 202-551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Stuart M. Litwin
        Mayer Brown